                                        Exhibit 10.4
August 29, 2025

Mr. Stephen Ehikian

Dear Stephen:
Congratulations! I am very pleased to offer you the position of Chief Executive Officer with C3.ai, Inc. (“C3 AI”) reporting to the C3 AI Board of Directors (the “Board”), with an effective start date of September 1, 2025 (the “Start Date”). You will be based at our Redwood City, California facility.

You will be expected to perform duties as are normally associated with your position and such duties as are assigned to you from time to time, subject to the oversight and direction of the Board.

C3 AI currently offers a highly competitive package of compensation and benefits. Your package includes the following.

Your base salary will be at the rate of $1,000,000 per year, less payroll withholdings and deductions, paid on C3 AI’s normal semi-monthly payroll schedule. Your base salary will be reviewed following the end of each fiscal year of C3 AI by the Compensation Committee of the Board (the “Compensation Committee”) as part of its annual review of the compensation of executive officers.

You will be eligible to earn an annual discretionary performance bonus with an annualized target amount of $1,000,000, with the potential to earn up to $2,000,000 at the discretion of the Compensation Committee. Payment of the target amount of $1,000,000 will be guaranteed for the first year of your employment and paid, less payroll withholdings and deductions, quarterly in equal installments over that period provided you remain a full-time active employee on each quarterly payment date (such payment, the “Guaranteed Bonus”). After your first year of employment, whether you earn or receive a bonus for any given fiscal year, and the amount of any such bonus, will be determined by C3 AI in accordance with C3 AI’s Employee Handbook. Other than the annual bonus for your first year of employment, no amount of the annual bonus is guaranteed, and to earn and become entitled to receive any bonus, you must remain a full-time active employee through the actual date of payment of the bonus. Each annual bonus, if earned, will be paid, less payroll withholdings and deductions, within a reasonable time after the end of the fiscal year to which it relates.

As a material inducement to your acceptance of our offer of employment, subject to the approval of the Board or Compensation Committee, you will be awarded a number of restricted stock units (“RSUs”) having an approximate value of $20,000,000, with such value converted to a number of RSUs on the date of grant in accordance with C3 AI’s standard procedures. These RSUs will represent the right to be issued an equivalent number of shares of Class A Common Stock of C3 AI upon vesting of the RSUs (“Grant 1”). Grant 1 will be governed by an inducement equity incentive plan (intended to comply with the employment inducement award exemption under NYSE Rule 303A.08 of the NYSE Listed Company Manual) to be adopted by C3 AI (the “Plan”) and a restricted stock unit grant notice and award agreement thereunder to be adopted by C3 AI in connection with the adoption of the Plan. Subject to the vesting acceleration provisions in the following paragraphs, Grant 1 will be subject to vesting during your continuous active service in accordance with the following schedule: a portion of Grant 1 having a grant date fair value (for financial reporting purposes) equal to approximately $7,000,000 will vest on December 30, 2025 (the “Contingent Portion”), and the remaining portion of Grant 1 will vest quarterly thereafter in a series of eleven (11) equal, successive installments until Grant 1 is either fully vested or your continuous service terminates, whichever occurs first.

In the event you resign voluntarily for any reason or are terminated for Cause (as defined below) within twenty-four (24) months following your Start Date (such period, the “Repayment Period”), and provided the Contingent Portion of Grant 1 has become vested, you agree to and shall repay, in cash and no later than sixty (60) days after the end of your employment, the amount equal to the Fair Market Value (as defined in the Plan), measured as of December 30, 2025, of the shares of Class A Common Stock of C3 AI subject to the Contingent Portion of Grant 1, with such amount prorated based on the number of whole months remaining in the Repayment Period. Notwithstanding anything to the contrary in this letter agreement, in the event you are terminated for Cause by the Company (or its successor) or you resign for Constructive Termination (as defined below), in each case following a Corporate Transaction or a Change in Control (each as defined in the Plan), you shall not be subject to the repayment obligation set forth in the immediately preceding sentence.

Additionally, as a material inducement to your acceptance of our offer of employment, subject to the approval of the Board or Compensation Committee, you will be awarded a stock option (“Grant 2”) to purchase shares of the Class A Common Stock of C3 AI having an approximate grant date fair value (for financial reporting purposes) of $15,000,000 (with the number of shares subject to Grant 2 rounded up to the nearest whole share), at a per share exercise price equal to the Fair Market Value (as defined in the Plan) of a share of Class A Common Stock of C3 AI on the date of grant. Grant 2 will be governed by the terms and conditions of the Plan and a stock option grant notice and award agreement thereunder to be adopted in connection with the adoption of the Plan. Subject to the vesting acceleration provisions in the following paragraphs, Grant 2 will be subject to vesting during your continuous active service in accordance with the following schedule: 5% of Grant 2 will vest three (3) months after the date of grant, and 5% of Grant 2 will vest quarterly thereafter until Grant 2 is either fully vested or your continuous service terminates, whichever occurs first.

In the event you are terminated other than for Cause, death or disability within the first twelve (12) months of your employment (such a termination within such period, an “Early Termination”), C3 AI will provide you a severance payment equivalent to the sum of (a) the unpaid portion of the first twelve (12) months of your annual base salary of $1,000,000 and (b) the unpaid portions of the Guaranteed Bonus, less payroll withholdings and deductions, paid in a cash lump sum on the first regular payroll date of C3 AI following the sixtieth (60th) day after your termination of employment. If you have an Early Termination on or before December 30, 2025, the Contingent Portion of Grant 1 will fully accelerate and vest. Additionally, if you have an Early Termination after December 30, 2025, any of the first four quarterly installments of Grant 2 scheduled to vest that are unvested as of such Early Termination will immediately accelerate and vest. Notwithstanding, anything to the contrary herein, in order to receive any of the severance payments or vesting acceleration benefits set forth in this paragraph, you must satisfy the Severance Conditions (as defined below).

Additionally, if (a) a Corporate Transaction or a Change in Control occurs during your employment, (b) within thirty-six (36) months following such Corporate Transaction or a Change in Control (i) you resign for Constructive Termination or (ii) your employment is terminated other than for Cause, death or disability and (c) provided you satisfy the Severance Conditions (as defined below), you will be entitled to receive (1) twelve (12) months of your annual base salary in effect at the time of such termination of your employment, less payroll withholdings and deductions, paid in a cash lump sum on the first regular payroll date of C3 AI (or its successor) following the sixtieth (60th) day after your termination of employment, and (2) the portion of any C3 AI equity award(s) granted to you prior to the Corporate Transaction or Change in Control that remain outstanding and unvested at the time of such termination of your employment will vest as of the date of such Constructive Termination or termination of your employment other than for Cause, death or disability, as the case may be.

                                        Exhibit 10.4
For purposes of this offer, “Cause” shall mean: (a) a good faith finding by C3 AI that you have engaged in theft, fraud, embezzlement, dishonesty, gross negligence, misconduct, or any other conduct substantially detrimental to C3 AI or C3 AI’s reputation; (b) your conviction of, or the entry of a pleading guilty or nolo contendere, or confession of guilt of, a felony or any crime or act involving moral turpitude or fraud; (c) your material breach or threatened material breach of any of the material provisions contained in this agreement, any agreement signed by you and C3 AI, or any written C3 AI policy; or (d) your material failure, except to the extent due to your disability or death, to perform your duties for C3 AI.

“Constructive Termination” means one of the following without your consent: (a) a material diminution in your scope of responsibilities and duties including not serving as the Chief Executive Officer of any successor corporation following a Corporate Transaction or Change in Control; (b) a material reduction in your annual base salary and/or target annual bonus opportunity, except for a reduction in a similar percent applicable to all other members of C3 AI’s senior management team or (c) the requirement, without your express written consent, that you relocate more than 50 miles from the C3 AI site where you are currently located (or upon or following a Corporate Transaction, where you are located as of the date of the Corporate Transaction or Change of Control). In order to resign for Constructive Termination, you must provide written notice to C3 AI’s Board of Directors within thirty (30) calendar days after the first occurrence of the event giving rise to Constructive Termination setting forth the basis for your resignation, allow C3 AI thirty (30) days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with C3 AI not later than thirty (30) calendar days after the expiration of the cure period.

As a condition to C3 AI’s obligation to make the severance payments or accelerate the vesting of the equity awards specified in the preceding paragraphs, (a) you are required to comply with your continuing obligations (including the return of any C3 AI property) and resign from all positions you hold with C3 AI and (b) you must execute, and allow to become effective, a standard separation agreement which shall, at a minimum, include a general release of claims in favor of C3 AI, which separation agreement must become effective and irrevocable no later than the sixtieth (60th) day following the date of your termination of employment (collectively, the “Severance Conditions”). If the separation agreement (including the general release to be included therein) does not become effective and irrevocable within the required timeframe specified above, you will forfeit any right to receive any of the severance payments or vesting acceleration provided for under this letter. In no event will severance payments or vesting acceleration provided under this letter be provided to you until the separation agreement (including the general release to be included therein) becomes effective and irrevocable.

In the event that any payment or benefit provided by C3 AI (or its successors or affiliates) to you would be subject to taxation by virtue of the application of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued thereunder, such payments or benefits will be subject to the treatment described in Appendix A to this letter agreement.

As a C3 AI employee, you will be expected to abide by the C3 AI Core Values, rules and policies, and acknowledge in writing that you have read and agree to comply with C3 AI’s Employee Handbook. This offer of employment is also contingent upon: (a) the satisfactory completion of our standard background check, which includes in particular, satisfactory references, confirmation of entitlement to work in the United States, and confirmation that you have no other restrictions (contractual or otherwise) to perform your expected duties at C3 AI; and (b) acceptance and execution of the Employee Confidential Information and Inventions Assignment and Arbitration Agreement enclosed as Annex A which, among other obligations, prohibits unauthorized use or disclosure of C3 AI proprietary information, prohibits solicitation of C3 AI’s employees, independent contractors and consultants for the period of your employment and for one (1) year thereafter, to or for any other person or entity, and requires agreement to arbitrate all employment-related disputes.

Our employment relationship will be terminable at-will. Accordingly, either you or C3 AI may terminate the employment relationship at any time and for any reason whatsoever simply by notifying the other.

In making your decision to accept this offer of employment, you acknowledge and agree that you have not relied upon any other promises or representations made by C3 AI or our representatives except those made in this letter. This letter, together with your Employee Confidential Information and Inventions Assignment Agreement forms the complete and exclusive statement of your employment agreement with C3 AI. It supersedes any other agreements or promises made to you by anyone, whether oral or written. This letter shall be governed by the laws of the State of your work location without regard to conflicts of law principles. You hereby represent that you have disclosed to C3 AI any contract you have signed that may restrict your activities on behalf of C3 AI.

Changes in your employment terms, other than those changes expressly reserved to C3 AI’s discretion in this letter, require a written modification signed by the Chairman and Chief Executive Officer of C3 AI.

In making your decision to accept this offer of employment, you acknowledge that C3 AI is a high performance, professional, collaborative, collegial, interactive, work-from-the office, teamwork culture, and affirm your desire to be engaged full-time in this type of work environment.

To accept employment under the terms described above, please sign and date this letter, and the Employee Confidential Information and Inventions Assignment Agreement, and return them to me no later than 7 business days from receipt. Our offer of employment will expire if we do not receive the fully signed documents from you by this date.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Thomas M. Siebel
Thomas M. Siebel
Chairman and Chief Executive Officer

Understood and Accepted:

/s/ Stephen Ehikian
Mr. Stephen Ehikian                                     Date:8/29/2025

Enclosure: Employee Confidential Information and Inventions Assignment Agreement

Appendix A

In the event that any payment or benefit provided by C3 AI (or its successors or affiliates) to you would be subject to taxation by virtue of the application of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued thereunder (the “Code,” and such tax, the “Excise Tax”), you shall either receive such payments and benefits in full and pay the related taxes (including the Excise Tax) or the payments and benefits will be reduced to the maximum amount that could otherwise be payable to you without the imposition of the Excise Tax, whichever leaves you in the better after-tax position. Any reduction in payments or benefits required to be made pursuant to this paragraph will be made in the manner that results in the greatest economic benefit to you and subject to compliance with Section 409A of the Code.